SEC File No. 70-
                                                                  ----

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM U-1
                                APPLICATION UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                               300 Madison Avenue
                          Morristown, New Jersey 07962


                     (Name of company filing this statement
                        and address of principal office)

                                    GPU, INC.
                                    ---------
                     (Name of top registered holding company
                            parent of the applicant)

       M. A. Nalewako, Secretary              Douglas E. Davidson, Esq.
       M. J. Connolly, Esq.,                  Berlack, Israels & Liberman LLP
       Assistant General Counsel              120 West 45th Street
       GPU Service, Inc.                      New York, New York  10036
       300 Madison Avenue
       Morristown, New Jersey  07962




               ---------------------------------------------------
                   (Names and addresses of agents for service)

                Item 1. Description of Proposed Transactions.
                        -------------------------------------
      A. Introduction. GPU proposes to adopt and implement a stockholder rights plan (the "Plan"). Pursuant to the Plan the Board of Directors (the "Board") of GPU has, subject to receipt of the authorization herein requested, declared a dividend of one right (a "Right") for each outstanding share of GPU Common Stock, par value $2.50 per share (the "Common Stock"), payable to stockholders of record on the tenth business day after receipt of the Commission authorization herein requested (the "Record Date"). As of June 30, 1998, there were approximately 128 million shares of Common Stock outstanding. The Rights will be created by and issued pursuant to a Rights Agreement (the "Rights
Agreement"), between GPU and Chase Mellon Shareholder Services, Inc. ("Rights Agent"), as Rights Agent.
      B. Background. Unsolicited attempts to acquire public companies have required boards of directors and their stockholders to make difficult decisions affecting the value, and on occasion, the existence, of companies within extremely short time periods. Such takeover attempts often occur when a company is particularly vulnerable and when the board has determined that the company's inherent long-term value is inadequately recognized by the marketplace.
      C. The electric utility industry is undergoing dramatic technological and regulatory changes, transforming from a highly regulated to a competitive industry. State initiatives to introduce competition for retail customers, and possible federal initiatives regarding retail competition, are compelling a restructuring of the industry. Uncertainty regarding the future and state regulators' focus on reducing retail rates has resulted in depressed market values for certain utilities and increased takeover activity, including hostile or other unwanted takeover bids, further indicating that GPU's stockholders may be at risk of losing the long-term value of GPU.
      D. Because GPU is a public utility holding company registered under the Act, acquisitions of more than 5% of its Common Stock, a merger or consolidation of GPU, and certain other transactions (such as sales of assets as part of any takeover attempt) would require Commission approval. Nonetheless, the changing regulatory environment suggests that public utility holding companies, including GPU, and their stockholders are losing, to some degree, the regulatory protection against hostile acquisitions that they had formerly. Proposals have been introduced in Congress for repeal or amendment of the Act, some of which have been supported by the Commission. Further, in response to state or federal legislation or regulatory requirements or in order to continue to compete in a dynamic utility industry, GPU may in the future pursue possible strategies that would, among other things, have the effect of de-registration or terminating regulation of GPU by the Commission under the Act.
      E. Stockholder rights plans have become a widely accepted means to maximize shareholder value by reducing the risk of nonrealization of shareholder value due to opportunistic proposals. Such a plan would encourage potential acquirors to
                                        2
negotiate with the Board. A stockholder rights plan may enhance the probability that a competing offer will emerge. Over 1,700 public companies have adopted rights plans, including about half of the Fortune 500 companies and an increasing number of publicly traded utility companies. In addition, to date, the Commission has authorized four registered holding companies to adopt rights plans. See HCAR No. 35-26797 (Central & South West); 35-26751 (New Century Energies); 35-26832 (Conectiv); and 35-26532 (National Fuel Gas).
      F. The Board believes that the Rights Agreement is appropriate and necessary to preserve, in the event of an attempted takeover, GPU's value for its stockholders. In this regard, the Rights Agreement is designed to deter attempts to acquire GPU in a manner or on terms which the Board determines are not in the best interests of all stockholders. Specifically, the Rights Agreement is intended to:
           (i) reduce the risk of two-tiered, front-end loaded tender offers or partial tender offers which may not offer fair and equal value to all stockholders of GPU;
           (ii) deter potential accumulators of GPU's shares who (through open market and/or private purchases) may achieve a position of substantial influence, or even control, without paying to the selling or remaining stockholders of GPU an appropriate control premium for their shares;
           (iii) deter potential accumulators of GPU's shares who are only interested in putting GPU into "play"; and

           (iv) preserve for GPU's Board maximum bargaining power and flexibility to deal with hostile acquirors in order to be in a position to maximize value for all stockholders.
       G. The Rights Agreement attempts to achieve these goals by confronting a potential acquiror of more than 10% of GPU's outstanding Common Stock with the possibility that GPU's stockholders, by exercising their Rights, will be able to increase substantially such acquiror's cost of acquiring GPU.
       H. The Plan may in certain circumstances permit the Board to thwart an inadequate offer. The Plan would also provide the Board a role (supplemental to the role of the Commission under the Act) in discouraging implicitly coercive takeover tactics and would enable the Board to provide stockholders adequate time to properly assess a takeover bid without undue pressure.
      I. For all of these reasons, the Board believes that the Plan, including the adoption of the Rights Agreement and the distribution of the Rights to GPU's stockholders, would provide appropriate protections for such stockholders from the takeover abuses discussed above.
      J.   Description of Rights.
           ----------------------
           1. Exercise Price. The Rights created under the proposed Rights Agreement would entitle the holders thereof to purchase one-tenth of a share of Common Stock at a price of $120 per whole share of Common Stock (the "Purchase Price"), subject to adjustment. This is equivalent to $12 per one-tenth of one share of Common Stock. Initially, the Rights would not be exercisable and would trade with the outstanding shares of Common

Stock. Upon the occurrence of the triggering events described below, the Rights would become exercisable and Rights Certificates representing the Rights would be distributed and would trade independently of such outstanding shares. However, the Rights would not entitle the holders thereof to make a discounted purchase of shares of GPU's Common Stock or of the common stock of the person acquiring GPU until the occurrence of one of the events of transactions described below under "Discount Purchase Right."
           2. Triggering Events. The Rights would become exercisable (i.e., Common Stock could be purchased at the Purchase Price pursuant to the Rights) upon the earlier to occur of (i) 10 days after the first public announcement that any person or group (an "Acquiring Person") has without the Board's prior consent acquired beneficial ownership of 10% or more of GPU's outstanding Common Stock ("Acquisition Event") and (ii) 10 business days (unless extended by the Board) after any person or group has commenced a tender or exchange offer which would, upon its consummation, result in such person or group becoming an Acquiring Person ("Offer Event") (the earlier of (i) and (ii) being referred to as the "Distribution Date").
           3. Discount Purchase Right. When the Triggering Event is an Acquisition Event, the holders of the Rights (other than an Acquiring Person and certain transferees thereof, whose Rights will become void) would immediately have the right to receive for a 60 day period or such longer period set by the Board (subject to the effectiveness of an appropriate registration statement under the Securities Act of 1933), for each Right exercised, Common Stock having a market value equal to two times the Purchase Price then in effect ("Discount Purchase Right"). When the Triggering Event is an Offer Event, the holders of the Rights (other than an Acquiring Person and certain transferees thereof, whose Rights will become void) would be entitled to the Discount Purchase Right once a person or group commencing the tender or exchange offer becomes an Acquiring Person.
      In the event that, on or after the Acquisition Event, (i) GPU is acquired by another person or entity not controlled by GPU ("Acquiror") in a merger or other business combination transaction in which the Common Stock is exchanged for securities or other property, or (ii) 50% or more of GPU's consolidated assets or earnings power is sold or transferred to an Acquiror, each holder of a Right (except Rights which previously have been voided as set forth above) will thereafter be entitled to receive, for each Right exercised, common stock of the Acquiror having a market value equal to two times the Purchase Price then in effect.
           4. Redemption of Rights. The Rights may be redeemed, as a whole, at a Redemption Price of $.001 per Right, subject to adjustment, at the direction of the Board, at any time prior to the earlier of (i) the close of business on the date that any person has become an Acquiring Person and (ii) the date of final expiration of the Rights. The Rights will expire at the close of business on August 6, 2008, unless earlier redeemed or exchanged by GPU as described below.

           5. Exchange of Shares for Rights. At any time after any person or group becomes an Acquiring Person and before any person (other than GPU and certain related entities), together with its affiliates and associates, becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Board may direct the exchange of shares of Common Stock for all or any part of the Rights (other than Rights which have become void) at the exchange rate of the lesser of (i) three shares of Common Stock per Right, as adjusted, and (ii) a pro rata portion of the total number of shares then available for issuance.
           6. Adjustments to Purchase Price. The Purchase Price payable, and the number of shares of Common Stock (or other securities, as the case may be) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase shares of Common Stock or convertible securities at less than the then current market price of Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Common Stock) or of subscription rights or warrants. Prior to the date on which the Rights become exercisable, the Board may make such equitable adjustments as it deems appropriate in the circumstances in lieu of any adjustment otherwise required by the foregoing.

      With certain exceptions, no adjustment in the Purchase Price will be required until the time at which cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.
           7.  Amendments.  The terms of the  Rights may be amended by the Board
(i) prior to the Distribution Date in any manner, and (ii) on or after the Distribution Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights (including the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

      L.   Authorizations Sought.
           ----------------------
      In summary, GPU herein seeks authorization to implement the Plan and the Rights Agreement, including, among other actions permitted by the Rights Agreement, the following transactions:
           (1)   The dividend distribution of the Rights.
           (2) The making of adjustments to the Purchase Price, and the issuance and sale of Common Stock, or the transfer of other assets, upon exercise of the Rights.
           (3) The redemption of Rights, and the issuance of Common Stock in exchange for Rights.

           (4) Amending of the  Agreement as permitted by the terms  hereof.
 M.  Rule 54  Analysis.
     -------  ---------
     The proposed transactions contemplate, among other things, the issuance or acquisition of securities by GPU which do not relate to exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") (the "Transactions"). Accordingly, the Transactions are subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53 (a), (b) and (c) are satisfied.
     (a) As described below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At June 30, 1998, GPU's average consolidated retained earnings was approximately $2,135 million. Accordingly, under the November 5 Order, GPU may invest up to an additional $856 million in EWGs and FUCOs as of June 30, 1998.

          (i) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

            (A) For each United States EWG in which GPU directly or indirectly holds an interest:
                    (1) the  books  and  records  for  such  EWG will be kept in conformity with United States generally accepted accounting principles ("GAAP");
                    (2) the financial  statements will be prepared in accordance with GAAP; and
                    (3) GPU directly or through its  subsidiaries  undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.
            (B) For each FUCO or foreign EWG which is a majority owned subsidiary of GPU:
                    (1) the books and records for such  subsidiary  will be kept in accordance with GAAP;
                    (2) the financial  statements  for such  subsidiary  will be prepared in accordance with GAAP; and
                    (3) GPU directly or through its  subsidiaries  undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.
            (C) For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause
                                       10

                    (1) such   entity  to   maintain   books  and  records  in
                        accordance with GAAP;
                    (2) the  financial  statements of such entity to be prepared in accordance with GAAP; and
                    (3) access by the  Commission  to such books and records and financial  statements (or copies  thereof) in English as
                        the Commission  may request and, in any event,  GPU will
                        provide  the   Commission  on  request  copies  of  such
                        materials   as  are  made   available  to  GPU  and  its
                        subsidiaries.  If and to the extent  that such  entity's
                        books,   records  or   financial   statements   are  not
                        maintained  in  accordance  with  GAAP,  GPU will,  upon
                        request of the  Commission,  describe and quantify  each
                        material  variation  therefrom  as  and  to  the  extent
                        required by subparagraphs  (a) (2) (iii) (A) and (a) (2)
                        (iii) (B) of Rule 53.
           (iii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any
            EWG and FUCO in which GPU directly or indirectly holds an interest.
           (iv) Copies of this Application on Form U-1 are being provided to the
            New Jersey Board of Public  Utilities  and the  Pennsylvania  Public
            Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(1) In addition, GPU will submit to each such commission copies of any Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).
           (v)   None of the  provisions  of  paragraph  (b) of Rule 53 render
            paragraph   (a)  of  that  Rule   unavailable   for  the  proposed
            transactions.
            (A) Neither GPU nor any subsidiary of GPU having a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.
            (B) GPU's average consolidated retained earnings for the four most recent quarterly periods (approximately $2.135 billion)
            represented  a  decrease  of   approximately   $52.8  million  (or
            approximately 2.5%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.187 million)(2).
--------
(1) Penelec is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 13,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

(2) As discussed in GPU's June 30, 1998 Quarterly Report on Form 10-Q, the decrease is attributable to an extraordinary charge of $275.1 million (after tax) as a result of the Pennsylvania Public Utility Commission's June 30, 1998 restructuring orders on Met-Ed's and Penelec's restructuring plans.

            (C) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1997 in excess of 5% of GPU's December 31, 1997 consolidated retained earnings.
      As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).
      Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Application. The transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.
      The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which
                                       13
financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 61.7% debt.
      GPU's June 30, 1998 consolidated capitalization consists of 42.9% equity and 57.1% debt. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries. Moreover, on February 12, 1998, GPU sold an additional 7 million shares of common stock and applied approximately $229 million of the net proceeds to reduce outstanding indebtedness.(3)
      GPU's consolidated retained earnings grew on average approximately 4.5% per year from 1991 through 1997. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings, excluding the impact of the windfall profits tax on the Midlands Electricity plc investment.(4)
--------
(3) The debt ratings of GPU's electric utility subsidiaries have not changed since the issuance of the November 5 Order. Moreover, on February 27, 1998, Standard and Poor's Corporation assigned an "A-" credit rating to the A$1,925 million senior bank debt of GPU PowerNet.

(4) As discussed in the November 5 Order, GPU incurred a loss for 1997 from its investments in EWGs and Focus as a result of the 1997 windfall profits tax imposed on Midlands Electricity, plc.

      Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.
      Reference is made to Exhibit G filed herewith which sets forth GPU's consolidated capitalization and earnings at June 30, 1998 and after giving effect to the transactions proposed herein.

Item 2.    Fees, Commissions and Expenses.
           -------------------------------
      The estimated fees, commissions and expenses to be incurred in connection with the proposed transactions will be filed by amendment.

Item 3.    Applicable Statutory Provisions.
           --------------------------------
      Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rules 42 and 46 thereunder are believed to be applicable to the proposed dividend distribution of Rights, and any subsequent exercise or redemption of the Rights.(5)
      While the Rights are technically a dividend on the Common Stock for corporate law purposes, in and of themselves the Rights have no economic value and, therefore, are not a "dividend" out of GPU's capital or capital surplus for the purpose of Section 12(c) of the Act.
--------
(5) GPU shareholder approval is not required for the adoption of the Plan inasmuch as GPU does not plan to increase the number of shares of Common Stock authorized by its certificate of incorporation. Accordingly, Commission authorization to solicit proxies under Section 12(e) is not being requested.

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


      Because there is no intent that the Rights ever become exercisable, they are regarded more appropriately as being in the nature of an addition to the rights of stockholders under Sections 6(a)(2) and 7(e) rather than as an issuance of securities under Section 6(a)(1) and 7(c) and (d). However, if such letter sections were to be regarded as applicable, then any issuance of Common Stock pursuant to the Rights is deemed to meet the requirements of Section 7(c)(2)(D) and none of the negative findings required under Section 7(d) can be made.

Item 4.    Regulatory Approval.
           --------------------
      No  state  or  federal   commission   (other  than  your  Commission)  has
jurisdiction with respect to the proposed transactions.

Item 5.    Procedure.
           ----------
      It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date, but in any event, not later than November 1, 1998. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.    Exhibits and Financial Statements.
           ----------------------------------
           1.    Exhibits:
                  A-1 Articles of Incorporation of GPU, as amended through March 27, 1990 (Incorporated by reference to Exhibit 3-A, 1989 Annual Report on Form 10-K, SEC File No. I-6047)

                  A-2 Articles of Amendment to Articles of Incorporation of GPU dated May 5, 1995 (Incorporated by reference to Exhibit A-4, Certificate Pursuant to Rule 24, SEC File No. 70-8569)

                  A-3 Articles of Incorporation of GPU as amended August 1, 1996 (Incorporated by reference to Exhibit 3-A-2, 1996 Annual Report on Form 10-K, SEC File No. 1-6047)

                  A-4 Bylaws of GPU as amended December 4, 1997 (Incorporated by reference to Exhibit 3-A-2 to Form 10-K, for the fiscal year ended December 31, 1997, SEC File No. 001-06047)

                  A-5 Rights Agreement between GPU and Chase Mellon Shareholder Services, L.L.C., as Rights Agent

                  D        Not Applicable

                  E        Not Applicable

                  F-1      Opinion of  Berlack,  Israels & Liberman  LLP -- to
                              be filed by amendment

                  F-2 Opinion of Ballard Spahr Andrews & Ingersoll, LLP -- to be filed by amendment

                  G GPU Actual and Pro form Capitalization -- to be filed by amendment


           2.    Financial Statements:
                  1        None
      Note:      GPU   Corporate  and   consolidated   actual  and  pro  forma
                           financial   statements   are   omitted   since  the
                           proposed transactions will not have a material impact thereon.

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


                 2         None.
                 4         None.

Item 7.    Information as to Environmental Effects.
           ----------------------------------------

          The proposed transactions are designed to assist GPU's Board in responding to an unsolicited takeover. Consequently, the issuance of an order by your Commission with respect to the subject transactions is not a major Federal action significantly affecting the quality of the human environment.

          No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject transactions. Reference is made to Item 4 hereof regarding regulatory approvals with respect to the proposed transactions.














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



                                    SIGNATURE
           PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                    GPU, INC.


                                       By:
                                          ---------------------------
                                          T.G. Howson
                                          Vice President and Treasurer

Date:  August 27, 1998